Exhibit 99.1

EXHIBITS

Exhibit Number	Page
99.1

Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding a press release entitled “PLDT undertakes Consent Solicitation to amend Trust Indenture of Retail Bonds”.

October 11, 2019

Philippine Stock Exchange, Inc.

Disclosure Department

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Janet A. Encarnacion

Head - Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with a press release attached thereto entitled “PLDT undertakes Consent Solicitation to amend Trust Indenture of Retail Bonds”.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR.

Asst. Corporate Secretary

October 11, 2019

Securities & Exchange Commission

G/F Secretariat Building,

PICC Complex, Roxas Boulevard,

Pasay City 1307

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with a copy of press release attached thereto entitled “PLDT undertakes Consent Solicitation to amend Trust Indenture of Retail Bonds”.

Very truly yours,

/s/Florentino D. Mabasa, Jr.

FLORENTINO D. MABASA, JR.

Asst. Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,611 As of September 30, 2019	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	88168553
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	October 11, 2019
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 8816-8553
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

PLDT undertakes Consent Solicitation to amend Trust Indenture of Retail Bonds

MANILA, Philippines 11th October 2019 - PLDT Inc. (the “Issuer” or “PLDT”) (PSE: TEL) (NYSE: PHI), the leading telecommunications and digital services provider in the Philippines, today announced that it will undertake a consent solicitation exercise relating to its 5.2250% 7-Year Fixed Rate Bonds due 2021 and 5.2813% 10-Year Fixed Rate Bonds due 2024, to amend PLDT’s maximum stand-alone Total Debt to EBITDA Ratio stipulated in the Trust Indenture from 3.0:1 to 4.0:1 (the “Proposed Amendment”).

The Proposed Amendment seeks to provide the Issuer with greater flexibility to support, if necessary, higher levels of capital expenditures and general corporate requirements given the pipeline of network expansion programs that PLDT would like to undertake and in order to serve the increasing data requirements of its customers so as to strengthen PLDT’s market position. Moreover, it will align the covenant ratio of PLDT’s outstanding debt capital market issuances with that of the existing bilateral facilities of both PLDT and its wholly-owned subsidiary, Smart Communications, Inc.

The consent solicitation exercise shall commence on 16 October 2019 and will expire on 15 November 2019 (12:00 pm, Philippines), unless such expiration date is adjusted to an earlier or later time or date by the Issuer in its sole discretion.

For and in consideration of the grant by a bondholder of record as of 8 October 2019 (5:00 pm, Philippines) of its consent to the Proposed Amendment, the Issuer shall pay each bondholder that delivers a properly and validly executed Consent Form a Consent Fee of PHP1.00 per PHP1,000 of the principal amount of the Bonds in respect of which the Consent Form is given.

Each bondholder of record shall be receiving a copy of the Issuer’s Consent Solicitation Statement explaining in detail the Proposed Amendment and the terms and conditions of the exercise. The Consent Solicitation Statement may also be downloaded from the Issuer’s website at www.pldt.com/investor-relations/pldt-retail-bond.

PLDT has appointed BDO Capital & Investment Corporation, BPI Capital Corporation and First Metro Investment Corporation as Advisors for the consent solicitation exercise.

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua	Leo I. Posadas	Ramon R. Isberto
Tel. No: 8816-8213	Tel. No: 8816-8079	Tel. No: 8511-3101

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its principal business groups – fixed line and wireless – PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, and mobile network.

PLDT is listed on the Philippine Stock Exchange (PSE: TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE: PHI).  PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/ Florentino D. Mabasa, Jr.
Name	:	FLORENTINO D. MABASA, JR.
Title	:	Asst. Corporate Secretary

Date:  October 11, 2019